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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 10SB-12G

                   General Form For Registration of Securities
                            of Small Business Issuers
                      Pursuant to Sections 12(b) and (g) of
                       the Securities Exchange Act of 1934


                          MNS EAGLE EQUITY GROUP, INC.
         ---------------------------------------------------------------
        (Exact name of Small Business Issuer as specified in its charter)


             Nevada                                        84-1517715
  ------------------------------                     ---------------------
 (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                     Identification Number)


                 12373 E. Cornell Avenue, Aurora, Colorado 80014
                 -----------------------------------------------
              (Address of Principal Executive Offices and Zip Code)


                                  303-337-3384
          -------------------------------------------------------------
         (Small Business Issuer's telephone number, including area code)


        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each Class                     Name of each exchange on which
        to be so registered                    each class is to be registered

              NONE                                           NONE


        Securities to be registered pursuant to Section 12(g) of the Act:


                          COMMON STOCK, $.001 Par Value
                          -----------------------------
                                (Title of Class)


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                                TABLE OF CONTENTS


                                     PART I

Item 1. DESCRIPTION of BUSINESS .........................................    4

          Background ....................................................    4
          Forward-Looking Statements ....................................    4
          Exchange Act Registration......................................    5
          Proposed Business .............................................    5
             Pre-Combination Activities .................................    5
             Combination Suitability Standards ..........................    6
             Form of Acquisition ........................................    8
             Post-Combination Activities ................................    9
          Potential Benefits to Insiders ................................   10
          Use of Consultants and Finders ................................   10
          State Securities Law Considerations ...........................   10
          No Investment Company Regulation ..............................   11
          Competition ...................................................   11
          Employees .....................................................   11

Item 2. MANAGEMENT'S DISCUSSION and ANALYSIS or PLAN of OPERATION .......   11

          Results of Operations .........................................   11
          Liquidity and Capital Resources ...............................   12
          Year 2000 Issues ..............................................   12

Item 3. DESCRIPTION of PROPERTY .........................................   13

Item 4. SECURITY OWNERSHIP of CERTAIN
         BENEFICIAL OWNERS and MANAGEMENT ...............................   13

          Beneficial Ownership ..........................................   13
          Changes in Control ............................................   13

Item 5. DIRECTORS, EXECUTIVE OFFICERS,
         PROMOTERS and CONTROL PERSONS ..................................   14

          Biographical Information ......................................   14
          Prior Experience with Blank Check Companies....................   14
          Potential Conflicts of Interest................................   15
          Indemnification of Directors and Officers .....................   16
          Exclusion of Director Liability ...............................   16

Item 6. EXECUTIVE COMPENSATION ..........................................   16

          Cash and Other Compensation ...................................   16
          Compensation Pursuant to Plans ................................   16
          Employee Stock Compensation Plan ..............................   17
          Compensatory Stock Option Plan ................................   17
          Employment Contracts ..........................................   17

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Item 7. CERTAIN RELATIONSHIPS and RELATED TRANSACTIONS ..................   17

Item 8. DESCRIPTION of SECURITIES .......................................   18

          Common Stock ..................................................   18
          Preferred Stock ...............................................   18
          Annual Reports ................................................   18
          Transfer Agent ................................................   19


                                     PART II

Item 1. MARKET PRICE of and DIVIDENDS on the REGISTRANT'S COMMON
         EQUITY and OTHER SHAREHOLDER MATTERS ...........................   19

          Price Range of the Common Stock ...............................   19
          Dividends .....................................................   19
          Public Market for the Common Shares ...........................   19
          Rule 144 Resales ..............................................   20

Item 2. LEGAL PROCEEDINGS ...............................................   20

Item 3. CHANGES in and DISAGREEMENTS with ACCOUNTANTS
         on ACCOUNTING and FINANCIAL DISCLOSURE .........................   20

Item 4. RECENT SALES of UNREGISTERED SECURITIES .........................   20

Item 5. INDEMNIFICATION of DIRECTORS and OFFICERS .......................   21


                                    PART F/S

        FINANCIAL STATEMENTS ............................................   21


                                    PART III

Item 1. LIST of EXHIBITS ................................................   22

        SIGNATURES ......................................................   22



                                       3
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                                     PART I


ITEM 1. DESCRIPTION of BUSINESS.

BACKGROUND

     MNS Eagle Equity Group, Inc., a Nevada corporation ("MNS" or "Company"), was incorporated on February 28, 1997. MNS issued 725,000 shares of common stock to its officers/directors and to an individual investor for cash, organization costs and deferred offering costs. MNS is in the development stage with no significant assets or liabilities and has been essentially inactive, except for organizational activities and the private placement offering described below.

     The Company offered for sale, at the price of US$1.00 per unit, a total of 100,000 Units. Each Unit consisted of a share of common stock in six different corporations for a total of six (6) shares of stock, including one share of common stock, $.001 par value per share, of MNS Eagle Equity Group, Inc. and one share of common stock, $.001 par value per share, of each of the following corporations organized in the State of Nevada and which were at that time wholly owned subsidiaries of the Company, namely: MNS Eagle Equity Group I, Inc., MNS Eagle Equity Group II, Inc., MNS Eagle Equity Group III, Inc., MNS Eagle Equity Group IV, Inc. and MNS Eagle Equity Group V, Inc. No minimum number of Units had to be sold.

     On October 31, 1997, the Company closed the private placement offering. A total of 7,500 units were sold for $7,500. The proceeds were allocated by the Company as follows: $5,000 to the parent and $500 to each of the wholly owned subsidiaries.

     MNS owns no real estate and has no full time employees, and it will have no operations of its own unless and until it engages in one or more of the activities described below under this ITEM 1. MNS is a "blank check" company which intends to enter into a business combination with one or more as yet unidentified privately held businesses.

FORWARD-LOOKING STATEMENTS

     This Registration Statement contains certain forward-looking statements and information relating to MNS that are based on the beliefs of its management as well as assumptions made by and information currently available to its management. When used in this report, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and similar expressions, as they relate to MNS or its management, are intended to identify forward-looking statements. These statements reflect management's current view of MNS concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: a general economic downturn; a downturn in the securities markets; a general lack of interest for any reason in going public by means of transactions involving public blank check companies; federal or state laws or regulations having an adverse effect on blank check companies, Securities and Exchange Commission regulations which affect trading in the securities of "penny stocks," and other risks and uncertainties.

     Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, estimated or expected. Readers should realize that MNS is in the development stage, with only very limited assets, and that for MNS to succeed requires that it either originate a successful business (for which it lacks the funds) or acquire a successful business. MNS's realization of its business aims as stated herein will depend in the near future principally on the successful completion of its acquisition of a business, as discussed below.

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EXCHANGE ACT REGISTRATION

     MNS has voluntarily filed this registration statement on Form 10-SB with the Securities and Exchange Commission ("SEC" or "Commission") in order to register MNS's common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Upon effectiveness of this registration statement, MNS will be required to file quarterly, annual and other reports and other information with the SEC as required by the Exchange Act. Management believes it is in the shareholders' best interests for MNS to register under the Exchange Act, in order that MNS's common stock can be quoted on the OTC Bulletin Board. Additionally, management believes that potential combination candidates will find MNS more attractive as a public blank check company if it is subject to Exchange Act reporting requirements and files annual and quarterly financial statements with the SEC. If MNS's duty to file reports under the Exchange Act is suspended, MNS intends to nonetheless continue filing reports on a voluntary basis.

PROPOSED BUSINESS

     MNS intends to enter into a business combination with one or more as yet unidentified privately held businesses. Management believes that MNS will be attractive to privately held companies interested in becoming publicly traded by means of a business combination with MNS, without offering their own securities to the public. MNS intends to pursue negotiations with qualified candidates after effectiveness of this Registration Statement. MNS will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. MNS has not entered into any agreement, arrangement or understanding of any kind with any person regarding a business combination. MNS does not intend to enter into any business combination involving any business or venture with which its sole officer or director is affiliated.

     Depending upon the nature of the transaction, the current officers and directors of MNS probably will resign their directorship and officer positions with MNS in connection with MNS's consummation of a business combination. See "Form of Acquisition" below. MNS's current management will not have any control over the conduct of MNS's business following MNS's completion of a business combination.

     It is anticipated that business opportunities will come to MNS's attention from various sources, including its management, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. MNS has no plans, understandings, agreements, or commitments with any individual or entity to act as a finder of or as a business consultant in regard to any business opportunities for MNS. There are no plans to use advertisements, notices or any general solicitation in the search for combination candidates.

     PRE-COMBINATION ACTIVITIES. MNS is a "blank check" company, defined as an inactive company with nominal assets and liabilities. With these characteristics, management believes that MNS will be attractive to privately held companies interested in becoming publicly traded by means of a business combination with MNS, without offering their own securities to the public. MNS intends to pursue negotiations with qualified candidates after effectiveness of this Registration Statement and become publicly quoted.

     The term "business combination" (or "combination") means the result of (i) a statutory merger of a combination candidate into or its consolidation with MNS or a wholly owned subsidiary of MNS formed for the purpose of the merger or consolidation, (ii) the exchange of securities of MNS for the assets or outstanding equity securities of a privately held business, or (iii) the sale of securities by MNS for cash or other value to a business entity or individual, and similar transactions. A combination may be structured in one of the foregoing ways or in any other form which will result in the combined entity being a publicly held corporation. It is unlikely that any proposed combination will be submitted for the approval of MNS's shareholders prior to consummation.

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Pending negotiation and consummation of a combination, MNS anticipates that it will have no business activities or sources of revenues and will incur no significant expenses or liabilities other than expenses related to this Registration Statement, related to ongoing filings required by the Exchange Act, or related to the negotiation and consummation of a combination.

     The Company anticipates that the business opportunities presented to it will (1) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (2) be experiencing financial or operating difficulties; (3) be in need of funds to develop a new product or service or to expand into a new market; (4) be relying upon an untested product or marketing concept; or (5) have a combination of the foregoing characteristics. Given the above factors, it should be expected that any acquisition candidate may have a history of losses or low profitability.

     MNS will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business, including service, finance, mining, manufacturing, real estate, oil and gas, distribution, transportation, medical, communications, high technology, biotechnology or any other. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. Management of MNS will seek combination candidates in the United States and other countries, as available time permits, through existing associations and by word of mouth.

     MNS has not entered into any agreement or understanding of any kind with any person regarding a business combination. There is no assurance that MNS will be successful in locating a suitable combination candidate or in concluding a business combination on terms acceptable to MNS. MNS's Board of Directors has not established a time limitation by which it must consummate a suitable combination; however, if MNS is unable to consummate a suitable combination within a reasonable period, such period to be determined at the discretion of MNS's Board of Directors, the Board of Directors will probably recommend its liquidation and dissolution. It is anticipated that MNS will not be able to diversify, but will essentially be limited to one such venture because of MNS's lack of capital. This lack of diversification will not permit MNS to offset potential losses from one acquisition against profits from another, and should be considered an adverse factor affecting any decision to purchase MNS's securities.

     MNS's management has the authority and discretion to effect transactions having a potentially adverse impact upon MNS's shareholders and to complete a combination without submitting any proposal to the stockholders for their prior approval. MNS's shareholders should not anticipate that they will have any meaningful opportunity to consider or vote upon any candidate selected by MNS management for acquisition. However, it is anticipated that MNS's shareholders will, prior to completion of any combination, be given information about the candidate company's business, financial condition, management and other information required by ITEMs 6(a), (d), (e), 7 and 8 of Schedule 14A of Regulation 14A under the Exchange Act.

     COMBINATION SUITABILITY STANDARDS. The analysis of candidate companies will be undertaken by or under the supervision of MNS's President, who is not a professional business analyst. See "MANAGEMENT" below.

     To a large extent, a decision to participate in a specific combination may be made upon management's analysis of the quality of the candidate company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the candidate will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to objectively quantify or analyze. In many instances, it is anticipated that the historical operations of a specific candidate may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment

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management, or make other changes. MNS will be dependent upon the owners and management of a candidate to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because MNS may participate in a business combination with a newly organized candidate or with a candidate which is entering a new phase of growth, it should be emphasized that MNS will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for the candidate's products or services will likely not be established, and the candidate may not be profitable when acquired.

     Otherwise, MNS anticipates that it may consider, among other things, the following factors:

     1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     2. MNS's perception of how any particular candidate will be received by the investment community and by MNS's stockholders;

     3. Whether, following the business combination, the financial condition of the candidate would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of MNS to qualify for listing on an exchange or on NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of the federal "penny stock" rules adopted by the SEC.

     4. Capital requirements and anticipated availability of required funds, to be provided by MNS or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     5.   The extent to which the candidate can be advanced;

     6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

     8. The cost of participation by MNS as compared to the perceived tangible and intangible values and potential; and

     9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a candidate. Potentially available candidates may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. It should be recognized that, because of MNS's limited capital available for investigation and management's limited experience in business analysis, MNS may not discover or adequately evaluate adverse facts about the opportunity to be acquired. MNS cannot predict when it may participate in a business combination. It expects, however, that the analysis of specific proposals and the selection of a candidate may take several months or more.

     Management believes that various types of potential merger or acquisition candidates might find a business combination with MNS to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public

                                       7

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sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with MNS to be an attractive alternative.

     Prior to consummation of any combination (other than a mere sale by MNS insiders of a controlling interest in MNS's common stock) MNS intends to require that the combination candidate provide MNS the financial statements required by
ITEM 310 of Regulation S-B, including at the least an audited balance sheet as of the most recent fiscal year end and statements of operations, changes in stockholders' equity and cash flows for the two most recent fiscal years, audited by certified public accountants acceptable to MNS's management, and the necessary unaudited interim financial statements. Such financial statements must be adequate to satisfy MNS's reporting obligations under Section 15(d) or 13 of the Exchange Act. If the required audited financial statements are not available at the time of closing, MNS management must reasonably believe that the audit can be obtained in less than 60 days. This requirement to provide audited financial statements may significantly narrow the pool of potential combination candidates available, since most private companies are not already audited. Some private companies will either not be able to obtain an audit or will find the audit process too expensive. In addition, some private companies on closer examination may find the entire process of being a reporting company after a combination with MNS too burdensome and expensive in light of the perceived potential benefits from a combination.

     FORM OF ACQUISITION. It is impossible to predict the manner in which MNS may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of MNS and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of MNS and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. MNS may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of MNS with other corporations or forms of business organization, and although it is likely, there is no assurance that MNS would be the surviving entity. In addition, the present management and stockholders of MNS most likely will not have control of a majority of the voting shares of MNS following a reorganization transaction. As part of such a transaction, MNS's existing directors may resign and new directors may be appointed without any vote or opportunity for approval by MNS's shareholders.

     It is likely that MNS will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of MNS. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, MNS's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of MNS prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in MNS by the current officers, directors and principal shareholders.

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, MNS may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The

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issuance of substantial additional securities and their potential sale into any trading market that might develop in MNS's securities may have a depressive effect upon such market.

     MNS will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, MNS anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither MNS nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of MNS to pay until an indeterminate future time may make it impossible to procure goods and services.

     POST-COMBINATION ACTIVITIES. Management anticipates that, following consummation of a combination, control of MNS will change as a result of the issuance of additional Common Stock to the shareholders of the business acquired in the combination. Once ownership control has changed, it is likely that the new controlling shareholders will call a meeting for the purpose of replacing the incumbent directors of MNS with candidates of their own, and that the new directors will then replace the incumbent officers with their own nominees. Rule 14f-1 under the Exchange Act requires that, if in connection with a business combination or sale of control of MNS there should arise any arrangement or understanding for a change in a majority of MNS's directors and the change in the board of directors is not approved in advance by MNS's shareholders at a shareholder meeting, then none of the new directors may take office until at least ten (10) days after an information statement has been filed with the Securities and Exchange Commission and sent to MNS's shareholders. The information statement furnished must as a practical matter include the information required by ITEMs 6(a), (d) and (e), 7 and 8 of Schedule 14A of Regulation 14A in a proxy statement.

     Following consummation of a combination, management anticipates that MNS will file a current report on Form 8-K with the Commission which discloses among other things the date and manner of the combination, material terms of the definitive agreement, the assets and consideration involved, the identity of the person or persons from whom the assets or other property was acquired, changes in management and biographies of the new directors and executive officers, identity of principal shareholders following the combination, and contains the required financial statements. The Form 8-K report also will be required to include all information as to the business acquired called for by ITEM 101 of Regulation S-B.

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POTENTIAL BENEFITS to INSIDERS

     In connection with a business combination, it is possible that shares of common stock constituting control of MNS may be purchased from the current principal shareholders ("insiders") of MNS by the acquiring entity or its affiliates. If stock is purchased from the insiders, the transaction is very likely to result in substantial gains to them relative to the price they originally paid for the stock. In MNS's judgment, none of its officers and directors would as a result of such a sale become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. No bylaw or charter provision MNS prevents insiders from negotiating or consummating such a sale of their shares. The sale of a controlling interest by MNS insiders could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares, and it is unlikely that MNS shareholders generally will be given the opportunity to participate in any such sale of shares. Moreover, MNS shareholders probably will not be afforded any opportunity to review or approve any such buyout of shares held by an officer, director or other affiliate, should such a buyout occur.

     MNS may require that a company being acquired repay all advances made to MNS by MNS shareholders and management, at or prior to closing of a combination. Otherwise, there are no conditions that any combination or combination candidate must meet, such as buying stock from MNS insiders or paying compensation to any MNS officer, director or shareholder or their respective affiliates.

USE OF CONSULTANTS and FINDERS

     Although there are no current plans to do so, MNS management might hire and pay an outside consultant to assist in the investigation and selection of candidates, and might pay a finder's fee to a person who introduces a candidate with which MNS completes a combination. Since MNS management has no current plans to use any outside consultants or finders to assist in the investigation and selection of candidates, no policies have been adopted regarding use of consultants or finders, the criteria to be used in selecting such consultants or finders, the services to be provided, the term of service, or the structure or amount of fees that may be paid to them. However, because of the limited resources of MNS, it is likely that any such fee MNS agrees to pay would be paid in stock and not in cash. MNS has had no discussions, and has entered into no arrangements or understandings, with any consultant or finder. MNS's officers and directors have not in the past used any particular consultant or finder on a regular basis and have no plan to either use any consultant or recommend that any particular consultant be engaged by MNS on any basis.

     It is possible that compensation in the form of common stock, options, warrants or other securities of MNS, cash or any combination thereof, may be paid to outside consultants or finders. No securities of MNS will be paid to officers, directors or promoters of MNS nor any of their respective affiliates. Any payments of cash to a consultant or finder would be made by the business acquired or persons affiliated or associated with it, and not by MNS. It is possible that the payment of such compensation may become a factor in any negotiations for MNS's acquisition of a business opportunity. Any such negotiations and compensation may present conflicts of interest between the interests of persons seeking compensation and those of MNS's shareholders, and there is no assurance that any such conflicts will be resolved in favor of MNS's shareholders.

STATE SECURITIES LAWS CONSIDERATIONS

     Section 18 of the Securities Act of 1933, as amended in 1996, provides that no law, rule, regulation, order or administrative action of any state may require registration or qualification of securities or securities transactions that involve the sale of a "covered security." The term "covered security" is defined in Section 18 to include among other things transactions by "any person not an issuer, underwriter or dealer," (in other words, secondary transactions in securities already outstanding) that are exempted from registration by
Section 4(1) of the Securities Act of 1933, provided the issuer of the security is a "reporting company," meaning that it files reports with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act.

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     Section 18 as amended preserves the authority of the states to require certain limited notice filings by issuers and to collect fees as to certain categories of covered securities, specifically including Section 4(1) secondary transactions in the securities of reporting companies. Section 18 expressly provides, however, that a state may not "directly or indirectly prohibit, limit, or impose conditions based on the merits of such offering or issuer, upon the offer or sale of any (covered) security." This provision prohibits states from requiring registration or qualification of securities of an Exchange Act reporting company which is current in its filings with the SEC.

     The states generally are free to enact legislation or adopt rules that prohibit secondary trading in the securities of "blank check" companies like MNS. Section 18, however, of the Act preempts state law as to covered securities of reporting companies. Thus, while the states may require certain limited notice filings and payment of filing fees by MNS as a precondition to secondary trading of its shares in those states, they cannot, so long as MNS is a reporting issuer, prohibit, limit or condition trading in MNS's securities based on the fact that MNS is or ever was a blank check company. MNS will comply with such state limited notice filings as may be necessary in regard to secondary trading. At this time, MNS's stock is not actively traded in any market, and an active market in its common stock is not expected to arise, if ever, until after completion of a business combination.

NO INVESTMENT COMPANY ACT REGULATION

     Prior to completing a combination, MNS will not engage in the business of investing or reinvesting in, or owning, holding or trading in securities, or otherwise engaging in activities which would cause it to be classified as an "investment company" under the 1940 Act. To avoid becoming an investment company, not more than 40% of the value of MNS's assets (excluding government securities and cash and cash equivalents) may consist of "investment securities," which is defined to include all securities other than U.S. government securities and securities of majority-owned subsidiaries. Because MNS will not own less than a majority of any assets or business acquired, it will not be regulated as an investment company. MNS will not pursue any combination unless it will result in MNS owning at least a majority interest in the business acquired.

COMPETITION

     MNS will be in direct competition with many entities in its efforts to locate suitable business opportunities. Included in the competition will be business development companies, venture capital partnerships and corporations, small business investment companies, venture capital affiliates of industrial and financial companies, broker-dealers and investment bankers, management and management consultant firms and private individual investors. Most of these entities will possess greater financial resources and will be able to assume greater risks than those which MNS, with its limited capital, could consider. Many of these competing entities will also possess significantly greater experience and contacts than MNS's Management. Moreover, MNS also will be competing with numerous other blank check companies for such opportunities.

EMPLOYEES

     The only employees of MNS currently are its officers. It is not expected that MNS will have additional employees except as a result of completing a combination.

ITEM 2. MANAGEMENT'S DISCUSSION and ANALYSIS or PLAN of OPERATION.

     MNS's plan of operation over the next twelve months is set forth above under ITEM 1 (Description of Business). This plan of operation has been adopted in order to attempt to create value for MNS's shareholders.

RESULTS of OPERATIONS

     MNS has never had operations or revenues and is still in the development stage. MNS anticipates no operations unless and until it completes a business combination as described above.

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LIQUIDITY and CAPITAL RESOURCES

     As of the date of this Registration Statement, MNS has minimal cash and no debts. MNS has no commitments for any capital expenditure and foresees none. However, MNS will incur routine fees and expenses incident to its reporting duties as a public company, and it will incur fees and expenses in the event it makes or attempts to make an acquisition. As a practical matter, MNS expects no significant operating costs other than professional fees payable to attorneys and accountants. To the extent accounting services are performed by President Stephen M. Siedow, an accountant, he has agreed not to charge MNS for those services, although any other accountants utilized are expected to charge MNS their customary rates.

     MNS does not anticipate that funding will be necessary in order to complete a proposed combination, except possibly for fees and costs of MNS's professional advisers. Accordingly, there are no plans to raise capital to finance any business combination, nor does management believe that any combination candidate will expect cash from MNS. MNS hopes to require the candidate companies to deposit with MNS an advance which MNS can use to defray professional fees and costs and travel, lodging and other due diligence costs of MNS's management. Otherwise, management would have to advance such costs out of their own pockets, and there is no assurance they will advance such costs.

     Other routine expenses, such as making required filings with the Securities and Exchange Commission, inevitably will be incurred. In order to pay these, MNS will be forced to borrow money or prevail upon existing shareholders to contribute additional funds, whether as a loan or investment, to MNS. It is by no means certain that existing shareholders will want or be financially able to do so. There are no plans to sell additional securities of MNS to raise capital. MNS's failure to timely file reports required under the Securities Exchange Act of 1934, as amended, could subject it to fines and penalties and make it less desirable to a potential combination candidate. None of these sources of funds is assured and, if no funds can be raised, MNS may be effectively unable to pursue its business plan.

     MNS shareholders and management members who advance money to MNS to cover operating expenses will expect to reimbursed by the company acquired, prior to or at the time of completing the combination. MNS has no intention of borrowing money to pay any officer, director or shareholder of MNS or their affiliates.

YEAR 2000 ISSUES

     Many computers and computer programs in use around the world for purposes of economy contain only two fields for expression of dates and were programmed to assume that all dates entered are for years in the twentieth century beginning with "19" (e.g., 99 means 1999). It is believed that many computers and software programs will crash on commencement of the year 2000, because they will not recognize dates beginning with "20" instead of "19" and that widespread computer crashes will have significant economic effects on governments, companies and individuals. This is known as the "Y2K" problem or the "milennium bug." The extent, severity and duration of the Y2K problem are unknown and impossible to forecast. Moreover, experts disagree on the extent, severity and duration of the Y2K problem, and on the economic losses and other damage that may occur as a result of it.

     MNS has no operations or revenues, does no business with customers, vendors or suppliers, and has no material relationships with other companies. MNS therefore does not anticipate that it will suffer any losses as a result of Y2K issues. However, if general economic problems resulting from Y2K issues are severe and prolonged, demand for blank check companies could be reduced or eliminated for an unknown (and unknowable) period of time. Because MNS regularly backs up its records and documents maintained on computer, any computer failure should not directly cause MNS more than a modest inconvenience at worst.

ITEM 3. DESCRIPTION of PROPERTY.

     MNS neither owns nor leases any real estate or other properties. MNS's offices are located at 12373 E. Cornell Avenue, Aurora, Colorado 80014, and are provided at no charge by its President. This arrangement is entirely adequate for MNS's current needs. MNS does not have any plans to acquire any properties or lease offices, and management does not anticipate that MNS will take office space unless and until it has completed a business combination, in which case MNS's offices almost certainly will be the same as those of the business opportunity acquired.

ITEM 4. SECURITY OWNERSHIP of CERTAIN BENEFICIAL OWNERS and MANAGEMENT.

BENEFICIAL OWNERSHIP

     The following table sets forth, as of the date of this Registration Statement, the stock ownership of each executive officer and director of MNS, of all executive officers and directors of MNS as a group, and of each person known by MNS to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any option, warrant or other right to acquire additional securities of MNS, except as may be otherwise noted.

   Name and Address                    Amount & Nature
    of Beneficial                       of Beneficial            Percent
       Owner                             Ownership              of Class
----------------------------           --------------           --------

*Stephen M. Siedow                       283,500 (1)              41.5%
12373 E. Cornell Avenue
Aurora, Colorado 80014

John D. Brasher Jr.                      286,500 (2)              42.0%
90 Madison Street, Suite 707
Denver, Colorado 80206

*All directors & officers                286,500                  41.5%
  as a group (1 person)

     (1) Mr. Siedow disclaims beneficial ownership of 12,500 shares of common stock owned by his wife, Linda M. Siedow, of 10,000 shares of common stock held by his wife as custodian for his minor children, and of 5,000 shares of common stock held by his daughter.

     (2) Mr. Brasher disclaims beneficial ownership of 10,000 shares of common stock owned by his wife, Lisa K. Brasher, and of 5,000 shares of common stock held by his wife as trustee for a trust established for his minor children. Includes 20,000 shares of common stock held by Yakima Corp., a corporation controlled by Mr. Brasher and his wife.

     Despite not having received any compensation and not having otherwise engaged in any transactions involving the acquisition or disposition of assets with MNS, the current officers and directors of MNS may be deemed to be "promoters" and "founders" of MNS.

CHANGES in CONTROL

     A change of control of MNS probably will occur upon consummation of a business combination, which is anticipated to involve significant change in ownership of MNS and in the membership of the board of directors. The extent of any such change of control in ownership or board composition cannot be predicted at this time.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS and CONTROL PERSONS.

     Directors are elected for one-year terms or until the next annual meeting of shareholders and until their successors are duly elected and qualified. Executive officers (none of whom have an employment or similar contract) continue in office at the pleasure of the Board of Directors. The following table sets forth the name, age, position held and tenure of each director and executive officer:

         Name          Age      Position Held and Tenure
         ----          ---      ------------------------

  Stephen M. Siedow     49      President, CEO, Director, Chairman of the Board,
                                since inception

     There are no family relationships among the officers and directors. There is no arrangement or understanding between MNS (or any of its directors or officers) and any other person pursuant to which such person was or is to be selected as a director or officer, or under which any officer or director will resign at the request of another person, and no officer or director is acting or will act on behalf of or at the direction of any other person. The directors and officers are expected to devote their time to MNS's affairs on an "as needed" basis, but are not required to make any specific portion of their time available to MNS. It is anticipated that officers and directors will, on the average, devote no more than 15 hours per week to MNS's affairs.

BIOGRAPHICAL INFORMATION

     STEPHEN M. SIEDOW. Mr. Siedow is president and sole shareholder of Stephen
M. Siedow, P.C., a professional accounting firm providing auditing, management consulting, tax services and write-up services to corporations, partnerships and individuals since 1982. Mr. Siedow specializes in public and SEC accounting and has experience in industries including mining (gold and coal), oil and gas, construction, and mergers/acquisitions/liquidations. Prior to that, he was with the audit department of Ernst & Young, Certified Public Accountants in Denver, Colorado, for eight years. Mr. Siedow is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants.

     Mr. Siedow also is a director, executive officer, promoter or control person of the following companies with business plans substantially identical to those of MNS:

     o Chairman, CEO, President and significant shareholder of EQUICAP, INC., a formerly active California corporation no longer in the development stage but which has scant assets.

     o Chairman, CEO, President and significant shareholder of GALLAGHER RESEARCH (NEV.) CORPORATION, a formerly active Colorado corporation no longer in the development stage but which has scant assets.

     o Chairman, CEO, President and significant shareholder of MNS EAGLE EQUITY GROUP I, INC., MNS EAGLE EQUITY GROUP II, INC., MNS EAGLE EQUITY GROUP III, INC., and MNS EAGLE EQUITY GROUP IV, INC., all Nevada corporations in the development stage.

PRIOR EXPERIENCE with BLANK CHECK COMPANIES

     Mr. Siedow has never been an executive officer or director of a blank check or "blind pool" company which conducted a public offering. Mr. Siedow has, however, been an executive officer and director of several reporting blank check companies (those required to file reports with the SEC), and his experience is detailed below.

     1. WHITNEY AMERICAN CORPORATION ("WHAM") - Organized 1987 in Delaware. Effective on March 10, 1998, WHAM acquired Kemron Environmental Services, Inc. a New York company, in a stock-for-stock exchange. In the exchange, WHAM issued to the shareholders of Kemron Environmental Services, Inc. a total of 3,500,000 common shares. WHAM's common stock is quoted on the OTC Bulletin Board under the symbol WHAM and trades sporadically. Mr. Siedow was not an officer or director of WHAM following consummation of the merger. Neither Mr. Siedow nor any other officer, director or shareholder of WHAM, nor their respective affiliates, sold any stock in connection with the acquisition of Kemron Environmental Services, Inc.

     2. CASHBUILDER, INC. ("CBI") - Organized 1982 in Colorado. Mr. Siedow sold shares of CBI amounting to control of CBI in a private transaction for an aggregate of $50,000 in 1994. Otherwise, no officer, director or shareholder of CBI, nor their respective affiliates, sold any stock in connection with any acquisition made.

POTENTIAL CONFLICTS of INTEREST

     The Company's Officers and Directors are affiliated with other companies having a similar business plan to that of MNS ("Affiliated Companies") which may compete directly or indirectly with MNS. MNS has not identified a specific business area, industry or industry segment in which it will seek combination candidates. MNS has made a determination that it will not concentrate its search for combination candidates in any particular business, industry or industry segment, since any such determination is potentially limiting and confers no advantage to MNS or its shareholders. Certain specific conflicts of interest may include those discussed below.

     1. The interests of any Affiliated Companies from time to time may be inconsistent in some respects with the interests of MNS. The nature of these conflicts of interest may vary. There may be circumstances in which an Affiliated Company may take advantage of an opportunity that might be suitable for MNS. Although there can be no assurance that conflicts of interest will not arise or that resolutions of any such conflicts will be made in a manner most favorable to MNS and its shareholders, the officers and directors of MNS have a fiduciary responsibility to MNS and its shareholders and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for MNS and its shareholders.

     2. The officers and directors of MNS serve as officers or directors of one or more Affiliated Companies and may serve as officers and directors of other Affiliated Companies in the future. MNS's officers and directors are required to devote only so much of their time to MNS's affairs as they deem appropriate, in their sole discretion. As a result, MNS's officers and directors may have conflicts of interest in allocating their management time, services, and functions among MNS and any current and future Affiliated Companies which they may serve, as well as any other business ventures in which they are now or may later become involved.

     3. The Affiliated Companies may compete directly or indirectly with that of MNS for the acquisition of available, desirable combination candidates. There may be factors unique to MNS or an Affiliated Company which respectively makes it more or less desirable to a potential combination candidate, such as age of the company, name, capitalization, state of incorporation, contents of the articles of incorporation, etc. However, any such direct conflicts are not expected to be resolved through arm's-length negotiation, but rather in the discretion of management. While any such resolution will be made with due regard to the fiduciary duty owed to MNS and its shareholders, there can be no assurance that all potential conflicts can be resolved in a manner most favorable to MNS as if no conflicts existed. Members of MNS's management who also are members of management of another Affiliated Company will also owe the same fiduciary duty to the shareholders of the other Affiliated Company.

     4. Certain conflicts of interest exist and will continue to exist between MNS and its officers and directors due to the fact that each has other employment or business interests to which he devotes his primary attention. Each officer and director is expected to continue to do so in order to make a living, notwithstanding the fact that management time should be devoted to MNS's affairs. MNS has not established policies or procedures for the resolution of current or potential conflicts of interest between MNS and its management.

     As a practical matter, such potential conflicts could be alleviated only if the Affiliated Companies either are not seeking a combination candidate at the same time as the Company, have already identified a combination candidate, are seeking a combination candidate in a specifically identified business area, or are seeking a combination candidate that would not otherwise meet MNS's selection criteria. It is likely, however, that the combination criteria of MNS and any Affiliated Companies will be substantially identical. Ultimately, MNS's shareholders ultimately must rely on the fiduciary responsibility owed to them by MNS's officers and directors.

     There can be no assurance that members of management will resolve all conflicts of interest in MNS's favor. The officers and directors are accountable to MNS and its shareholders as fiduciaries, which means that they are legally obligated to exercise good faith and integrity in handling MNS's affairs and in their dealings with MNS. Failure by them to conduct MNS's business in its best interests may result in liability to them. The area of fiduciary responsibility is a rapidly developing area of law, and persons who have questions concerning the duties of the officers and directors to MNS should consult their counsel.

INDEMNIFICATION of DIRECTORS and OFFICERS

     See discussion under Part II, ITEM 5 below.

EXCLUSION of DIRECTOR LIABILITY

     Pursuant to the General Corporation Law of Nevada, MNS's Certificate of Incorporation excludes personal liability on the part of its directors to MNS for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for improper payment of dividends. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

ITEM 6. EXECUTIVE COMPENSATION.

CASH and OTHER COMPENSATION

     Since inception of MNS and through the date of this Registration Statement, no director or executive officer has received cash or cash equivalent compensation from MNS. MNS has no other agreement or understanding, express or implied, with any director or executive officer concerning employment or cash or other compensation for services. MNS will undoubtedly pay compensation to officers and other employees should it succeed in acquiring a business and funds exist for compensation.

COMPENSATION PURSUANT to PLANS

     Since inception of MNS and through the date of this Registration Statement, no director or executive officer has received compensation from MNS pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan of MNS, although MNS anticipates that it will compensate its officers and directors for services to MNS with stock or options to purchase stock, in lieu of cash.

     MNS currently has in place an employee stock compensation plan and compensatory stock option plan. MNS has no long-term incentive plans, as that term is defined in the rules and regulations of the Securities and Exchange

Commission. There are no other compensatory or benefit plans, such as retirement or pension plans, in effect or anticipated to be adopted, although other plans may be adopted by new management following completion of a business combination.

EMPLOYEE STOCK COMPENSATION PLAN

     MNS has adopted the 1997 Employee Stock Compensation Plan for employees, officers, directors of MNS and advisors to MNS (the "ESC Plan"). MNS has reserved a maximum of 1,000,000 Common Shares to be issued upon the grant of awards under the ESC Plan. Employees will recognize taxable income upon the grant of Common Stock equal to the fair market value of the Common Stock on the date of the grant and MNS will recognize a compensating deduction for compensation expense at such time. The ESC Plan will be administered by the Board of Directors or a committee of directors. No shares have been awarded or currently are anticipated to be awarded under the ESC Plan.

COMPENSATORY STOCK OPTION PLAN

     MNS has adopted the 1997 Compensatory Stock Option Plan for officers, employees, directors and advisors (the "CSO Plan"). MNS has reserved a maximum of 1,500,000 Common Shares to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. With respect to options granted pursuant to the CSO Plan, optionees will not recognize taxable income upon the grant of options granted at or in excess of fair market value. However, optionees will realize income at the time of exercising an option to the extent the market price of the common stock at that time exceeds the option exercise price, and MNS must recognize a compensation expense in an amount equal to any taxable income realized by an optionee as a result of exercising the option. The CSO Plan will be administered by the Board of Directors or a committee of directors. No options have been granted or currently are anticipated to granted under the CSO Plan.

EMPLOYMENT CONTRACTS

     No person has entered into any employment or similar contract with MNS. It is not anticipated that MNS will enter into any employment or similar contract unless in conjunction with or following completion of a business combination.

ITEM 7. CERTAIN RELATIONSHIPS and RELATED TRANSACTIONS.

     On November 18, 1997, a stockholder of the Company surrendered 50,000 shares of the Company's $.001 par value common stock back to the Company for no consideration. These shares were cancelled by the Company.

     At September 30, 1999, MNS has advanced $1,436 to related entities to cover their operating costs. MNS is not indebted to any officer, director, promoter or control person. MNS has no understanding with its officers, directors or shareholders, pursuant to which such persons are required to contribute capital to MNS, loan money or otherwise provide funds to MNS, although management expects that one or more of such persons may make funds available to MNS in the event of need to cover operating expenses.

     There were no transactions, or series of transactions, for the year ended December 31, 1998 nor are there any currently proposed transactions, or series of transactions, to which MNS is a party, in which the amount exceeds $60,000, and in which to the knowledge of MNS any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, have or will have any direct or indirect material interest.

ITEM 8. DESCRIPTION of SECURITIES.

     The authorized capital stock of MNS consists of 50,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     At September 30, 1999, there were 682,5000 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share held. MNS's Certificate of Incorporation provides that the affirmative vote of a majority of the votes cast at a shareholder's meeting is sufficient to effect any corporate action upon which shareholders may or must vote. Common Shares do not carry cumulative voting rights, thus holders of more than 50% of the Common Stock have the power to elect all directors if they wish and, as a practical matter, to control MNS. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

     MNS's bylaws provide for a board of one director, all of whom are elected for one-year terms at the annual meeting of shareholders. The affirmative vote of a simple majority of the outstanding Common Stock is necessary to remove a director. A special meeting of shareholders may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or shareholders owning in the aggregate 10% or more of the Common Stock. Holders of Common Stock are entitled to receive, pro rata, dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

     Upon liquidation, dissolution or winding up of MNS, holders of Common Stock are entitled to share ratably in MNS's assets legally available for distribution to its shareholders after payment of liquidation preference and outstanding redemption rights (if any) on any Preferred Stock outstanding and are not subject to further calls or assessments.

PREFERRED STOCK

     Although no shares of Preferred Stock are being registered in this Registration Statement or have previously been registered under the Exchange Act, this discussion is included to enhance the reader's understanding of MNS. No Preferred Shares are issued or outstanding, and MNS has no plans to issue any Preferred Shares. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the voting powers, conversion rights, other special rights and qualifications, limitations and restrictions of each series, without any further vote or action by the shareholders. It is not possible to state the actual effect of the authorization of any Preferred Stock upon the rights of holders of the Common Stock, until the Board of Directors determines the specific rights of the holders of the Preferred Stock. However, the Preferred Stock may have adverse effects upon the holders of the Common Stock, including (i) restrictions on dividends on the Common Stock if dividends on the Preferred Stock have not been paid, (ii) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights, (iii) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock, or (iv) the Common Stock not being entitled to share in MNS's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. MNS does not currently anticipate that it will issue Preferred Stock in connection with any business combination, but issuance for this purpose is a possibility. MNS has not authorized such number of Preferred Shares for anti-takeover or similar purposes.

ANNUAL REPORTS

     MNS will furnish its shareholders with annual reports containing financial statements of MNS as examined and reported upon by independent certified public accountants. MNS will distribute other reports as determined by the Board of Directors.

TRANSFER AGENT

     MNS has not appointed a transfer agent or registrar for its Common Shares and, in order to minimize expenses, does not expect to do so unless and until it appears that its Common Shares will commence to trade.

                                     PART II

ITEM 1. MARKET PRICE of and DIVIDENDS on the REGISTRANT'S COMMON EQUITY and OTHER SHAREHOLDER MATTERS.

PRICE RANGE of the COMMON STOCK

     Not applicable.

DIVIDENDS

     MNS has not declared or paid any dividends on its Common Stock to date. Management anticipates that any future earnings will be retained as working capital and used for business purposes. Accordingly, it is unlikely that MNS will declare or pay any such dividends in the foreseeable future.

PUBLIC MARKET for the COMMON SHARES

     There currently is no public market for MNS's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Unless and until MNS's common shares are quoted on the NASDAQ system or listed on a national securities exchange, it is likely that the common shares will be defined as "penny stocks" under the Exchange Act and SEC rules thereunder. The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements upon broker-dealers who sell penny stocks to persons other than certain "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. So long as MNS's common shares are considered "penny stocks", many brokers will be reluctant or will refuse to effect transactions in MNS's shares, and many lending institutions will not permit the use of penny stocks as collateral for any loans.

RULE 144 RESALES

     MNS has 682,500 common shares issued and outstanding, of which approximately 70,000 shares are unrestricted and may be freely traded in the securities markets. There are in addition approximately 612,500 common shares which have been issued and outstanding, and fully paid, for more than two years which could be resold pursuant to Rule 144 under the Securities Act of 1933, as amended. Rule 144 provides that a person who acquired securities in a private placement transaction and has beneficially owned those securities, fully paid, for a period of at least one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed one percent (1%) of the issuer's outstanding common stock. For issuers whose shares are listed on a stock exchange or NASDAQ, a shareholder may alternatively sell a number of shares that does not exceed the average weekly trading volume during the four calendar weeks prior to his or her sale.

     However, if a person has beneficially owned securities for a period of two years and has not been an affiliate (control person) of the issuer for the preceding three-month period, the person may request that all restrictive legends affecting the securities be removed, and there is no limit on the number of shares that the non-affiliate may then sell. The sale of a substantial number of shares of MNS under Rule 144 or under any other exemption from the Act could have a depressive effect upon the price of MNS's common shares in any market that may develop. Under current SEC rules, no MNS common shares may be resold under Rule 144 during the ninety (90)-day period following effectiveness of this Registration Statement.

ITEM 2. LEGAL PROCEEDINGS.

     There are no legal proceedings which are pending or have been threatened against MNS or any officer, director or control person of which management is aware.

ITEM 3. CHANGES in and DISAGREEMENTS with ACCOUNTANTS on ACCOUNTING and FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 4. RECENT SALES of UNREGISTERED SECURITIES.

     The following sets forth certain information with respect to all common stock of MNS sold during the three-year period or since inception prior to the filing of this Registration Statement.

     (1) On February 28, 1997, the Company issued 700,000 shares of common stock for services and deferred offering costs incurred prior to incorporation. These common shares were valued at $.10 per share. Also, the Company issued 25,000 shares of common stock for cash. These common shares were valued at $.30 per share. These securities were issued without registration under the Securities Act of 1933, as amended, and exemption for such sale(s) from registration under such Act is claimed under Section 4(2) thereof on the basis that such sale was a transaction not involving any public offering. The shareholders executed a customary form of investment letter concerning such purchase. Appropriate precautions against transfer were taken, including the placement of an investment legend on the certificate(s) evidencing such shares and placement of a stop transfer notation in the stock records concerning such shares.

     (2) Private Placement. The Company offered for sale, at the price of US$1.00 per unit, a total of 100,000 Units. Each Unit consisted of a share of common stock in six different corporations for a total of six (6) shares of stock, including one share of common stock, $.001 par value per share, of MNS Eagle Equity Group, Inc., and one share of common stock, $.001 par value per share, of each of the following corporations organized in the State of Nevada and which were at that time wholly owned subsidiaries of the Company, namely:
MNS Eagle Equity Group I, Inc., MNS Eagle Equity Group II, Inc., MNS Eagle Equity Group III, Inc., MNS Eagle Equity Group IV, Inc. and MNS Eagle Equity Group V, Inc. No minimum number of Units had to be sold. On October 31, 1997, the Company closed the private placement offering. A total of 7,500 units were sold for $7,500. The proceeds were allocated by the Company as follows: $5,000 to the Company and $500 to each of the wholly owned subsidiaries. The offering was not registered under the Securities Act of 1933, as amended ("Act"), and was offered to qualified investors in reliance upon the exemption from such registration requirements provided by Section 4(2) of the Act and/or Rule 505 of Regulation D under the Act and applicable state laws. Accordingly, the Units and component shares were deemed "restricted securities" and are subject to significant restrictions on transfer. Appropriate precautions against transfer were taken, including the placement of an investment legend on the certificate(s) evidencing such shares and placement of a stop transfer notation in the stock records concerning such shares.

ITEM 5. INDEMNIFICATION of DIRECTORS and OFFICERS.

     As permitted by Nevada law, MNS's Certificate of Incorporation provides that MNS will indemnify its officers and directors against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of MNS unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. MNS may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if MNS is so entitled. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling MNS pursuant to the foregoing provisions, MNS has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. Furthermore, it should be noted that a successful indemnification of any officer or director could deplete the assets of MNS.

                                    PART F/S

(1) AUDITED FINANCIAL STATEMENTS.

        Independent Auditor's Report ...................................   F-1

        Balance Sheets as of December 31, 1998 and 1997.................   F-2

        Statements of Operations for the year ended
         December 31, 1998, period from February 28, 1997
         (inception) to December 31, 1997 and for the
         period February 28, 1997 (inception) to
         December 31, 1998.............................................    F-3

        Statement of Stockholders' Equity for the period
         February 28, 1997(inception) to December 31, 1998.............    F-4

        Statements of Cash Flows for the year ended
         December 31, 1998, period from February 28, 1997
         (inception) to December 31, 1997 and for the
         period February 28, 1997 (inception) to
         December 31, 1998.............................................    F-5

        Notes to Financial Statements .................................    F-6

(2) MANAGEMENT PREPARED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

        Balance Sheets as of September 30, 1999 and
         December 31, 1998 (audited)...................................    F-1

        Statements of Operations for the nine months
         ended September 30, 1999 and 1998 and for the
         period February 28, 1997  (inception) to
         September 30, 1999 ...........................................    F-2

        Statement of Stockholders' Equity (Deficit) for
         the period February 28, 1997
         (inception) to September 30, 1999 ............................    F-3

        Statements of Cash Flows for the nine months
         ended September 30, 1999 and 1998 and for the
         period February 28, 1997  (inception) to
         September 30, 1999 ...........................................    F-4

        Notes to Financial Statement ..................................    F-5

                                    PART III

ITEM 1. LIST OF EXHIBITS.

     The following exhibits are either filed with this registration statement or have previously been filed with the Securities and Exchange Commission and are incorporated by reference to another report, registration statement or form. As to any shareholder of record requesting a paper copy of this registration statement, MNS will furnish any exhibit indicated in the list below as filed with this report upon payment to MNS of its expenses in furnishing the information.

      3.1    Certificate of Incorporation of MNS as filed with the
              Nevada Secretary of State on February 28, 1997...........      1

      3.4    Bylaws of MNS.............................................      1

      4.1    Specimen common stock certificate.........................      1

     10.1    1997 Compensatory Stock Option Plan of MNS ...............      1

     10.2    1997 Employee Stock Compensation Plan of MNS .............      1

             1 - Filed herewith as an exhibit.

             2 - Incorporated by reference to another registration statement, report or document.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


DATED:  October 8, 1999


                                       MNS Eagle Equity Group, INC.


                                       By:  /s/  Stephen M. Siedow
                                            ------------------------------------
                                            Stephen M. Siedow, President and CEO

                           Larry O'Donnell, CPA, P.C.
Telephone (303)745-4545                                    2280 South Xanadu Way
                                                                       Suite 370
                                                       Aurora, Colorado    80014




                          Independent Auditor's Report

Board of Directors and Stockholders
MNS Eagle Equity Group, Inc.

I have audited the accompanying balance sheets of MNS Eagle Equity Group, Inc. as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998, period from inception February 28, 1997 to December 31, 1997 and for the period from inception February 28, 1997 to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MNS Eagle Equity Group, Inc. as of December 31, 1998 and 1997 and the results of its operations and their cash flows for the year ended December 31, 1998, period from inception February 28, 1997 to December 31, 1997 and for the period from inception February 28, 1997 to December 31, 1998 in conformity with generally accepted accounting principles.

Larry O'Donnell, CPA, P.C.

August 4, 1999

                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                                 Balance Sheets



                                     ASSETS


                                                                December 31,
                                                             1998        1997
                                                           --------    --------
Current assets:
   Cash                                                    $  3,392    $  6,550
                                                           --------    --------

Other assets:
   Investments                                                  175         175
   Organization costs, net                                      282         371
                                                           --------    --------
                                                                457         546
                                                           --------    --------

                                                           $  3,849    $  7,096
                                                           ========    ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:                                       $   --      $   --
                                                           --------    --------

Stockholders' equity:
   Preferred stock; $.001 par value; authorized -
      5,000,000 shares; issued - none                          --          --
   Common stock; $.001 par value; authorized -
      50,000,000 shares; issued and outstanding -
      682,500 shares                                            682         682
   Additional paid-in capital                                17,068      17,068
   Deficit accumulated during the development stage         (13,901)    (10,654)
                                                           --------    --------
        Total stockholders' equity                            3,849       7,096
                                                           --------    --------

                                                           $  3,849    $  7,096
                                                           ========    ========



    The accompanying notes are an integral part of the financial statements.


                                           MNS EAGLE EQUITY GROUP, INC.
                                           (A Development Stage Company)
                                              Statement of Operations



                                                             Year             Feb. 28, 1997         Feb. 28, 1997
                                                            Ended             (inception) to        (inception) to
                                                          December 31,         December 31,          December 31,
                                                             1998                  1997                  1998
                                                          ---------             ---------             ---------
Costs and expenses:
   Amortization                                           $      89             $      74             $     163
   General and administrative, related party                  3,158                10,580                13,738
                                                          ---------             ---------             ---------

Net loss                                                  $  (3,247)            $ (10,654)            $ (13,901)
                                                          =========             =========             =========

Loss per common share                                     $   (.005)            $    (.02)
                                                          =========             =========

Weighted average common shares outstanding                  682,500               682,500
                                                          =========             =========





                The accompanying notes are an integral part of the financial statements.


                                                F-3




                                           MNS EAGLE EQUITY GROUP, INC.
                                           (A Development Stage Company)
                                   Statement of Changes in Stockholders' Equity
                         For the Period February 28, 1997 (Inception) to December 31, 1998




                                                                                                          Deficit
                                                        Common Stock                   Additional        Accumulated
                                                  ---------------------------           Paid-in             from
                                                  Shares               Amount           Capital           Inception
                                                  -------           ---------          ----------        -----------

Balances, February 28, 1997 (inception)              --             $   --             $   --            $   --

   Common stock issued for services,
      valued at $.10 per share                    700,000                700              6,300              --

   Common stock issued for cash,
      valued at $.30 per share                     25,000                 25              7,475              --

   Common stock issued for cash, net
      of offering costs of $1,750                   7,500                  7              3,243              --

   Cancellation of common stock                   (50,000)               (50)                50              --

   Net loss for the period                                                                                (10,654)
                                                 --------           --------           --------          --------
Balances, December 31, 1997                       682,500                682             17,068           (10,654)

   Net loss                                                                                                (3,247)
                                                 --------           --------           --------          --------
Balances, December 31, 1998                       682,500           $    682           $ 17,068          $(13,901)
                                                 ========           ========           ========          ========



                     The accompanying notes are an integral part of the financial statements.

                                                      F-4





                                           MNS EAGLE EQUITY GROUP, INC.
                                           (A Development Stage Company)
                                              Statement of Cash Flows



                                                                               Year         Feb. 28, 1997   Feb. 28, 1997
                                                                               Ended       (inception) to  (inception) to
                                                                             December 31,    December 31,   December 31,
                                                                                1998            1997            1998
                                                                             ------------   -------------   -------------
Cash flows from operating activities:
   Net loss                                                                   $ (3,247)       $(10,654)       $(13,901)
   Adjustments to reconcile net loss to net
      cash provided by operating activities:
      Amortization                                                                  89              74             163
      Common stock issued for services                                            --             6,300           6,300
      Changes in assets and liabilities:
       Increase (decrease) in accounts payable                                    --              --              --
       Increase (decrease) in amounts
           due to an officer/stockholder                                          --              --              --
                                                                              --------        --------        --------
       Net cash used in operating activities                                    (3,158)         (4,280)         (7,438)
                                                                              --------        --------        --------

Cash flows from investing activities:
   Organization costs                                                             --              (100)           (100)
                                                                              --------        --------        --------
       Net cash used in investing activities                                      --              (100)           (100)
                                                                              --------        --------        --------

Cash flows from financing activities:
   Proceeds from sale of common stock                                             --            12,500          12,500
   Deferred offering costs                                                        --            (1,570)         (1,570)
                                                                              --------        --------        --------
       Net cash provided by financing activities                                  --            10,930          10,930
                                                                              --------        --------        --------

Net increase (decrease) in cash                                                 (3,158)          6,550           3,392
Cash at beginning of year                                                        6,550            --              --
                                                                              --------        --------        --------

Cash at end of year                                                           $  3,392        $  6,550        $  3,392
                                                                              ========        ========        ========



Supplemental disclosure of noncash investing and financing activities:
   Common stock issued for organizational costs                               $   --          $    345        $    345
                                                                              ========        ========        ========
   Common stock issued for deferred offering costs                            $   --          $    770        $    770
                                                                              ========        ========        ========
   Common stock issued for services                                           $   --          $  6,300        $  6,300
                                                                              ========        ========        ========



                   The accompanying notes are an integral part of the financial statements.


                                                        F-5

                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Description of Business
-----------------------

The financial statements presented are those of MNS Eagle Equity Group, Inc., a development stage company (the "Company"). The Company was organized under the laws of the State of Nevada on February 28, 1997. The Company's activities, to date, have been organizational in nature, and have been directed towards the raising of capital and to discussions of potential business combinations. Should the Company eventually engage in a business combination, future consolidated operations of the Company would depend on the operations of the company with which it combines.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Deferred Offering Costs
-----------------------

Costs incurred directly related to the private placement offering are capitalized. Such costs will be offset against the proceeds received from the private placement.

Investments
-----------

Investments are carried at cost.

Organization Costs
------------------

Organization costs are amortized over five years.

Fair Value of Financial Instruments
-----------------------------------

The fair value of the Company's payable due to officers/stockholders is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

Income Taxes
------------

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax

                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements


bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Loss Per Common Share
---------------------

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Note 2 - Investments

The Company owns approximately 5% of MNS Eagle Equity Group I, Inc., MNS Eagle Equity Group II, Inc., MNS Eagle Equity Group III, Inc., MNS Eagle Equity Group IV, Inc. and Gallagher Research Corporation. Each of these corporations have similar stockholders as the Company.

Note 3 - Stockholders' Equity

Common Stock Transactions
-------------------------

On February 28, 1997, the Company issued 700,000 shares of common stock for services and deferred offering costs, valued at $.10 per share. These shares were issued to officers and directors for services rendered prior to incorporation.

On February 28, 1997, the Company issued 25,000 shares of common stock for cash, valued at $.30 per share.

On April 25, 1997, the Company granted two year options on a pro-rata basis to its officers, directors and stockholders to purchase 687,500 shares of the 725,000 shares that it owned in each of its wholly owned subsidiaries.

The Company offered for sale, at the price of US$1.00 per unit, a total of 100,000 Units. Each Unit consisted of a share of common stock in six different corporations for a total of six shares (6) of stock, including one share of common stock, $.001 par value per share, of MNS Eagle Equity Group, Inc., and one share of common stock, $.001 par value per share, of each of the following corporations organized in the State of Nevada and which were at that time wholly owned subsidiaries of the Company, namely: MNS Eagle Equity Group I, Inc., MNS Eagle Equity Group II, Inc., MNS Eagle Equity Group III, Inc., MNS Eagle Equity Group IV, Inc. and MNS Eagle Equity Group V, Inc. No minimum number of Units had

                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements


to be sold. The offering was not registered under the Securities Act of 1933, as amended ("Act"), and was offered to qualified investors in reliance upon the exemption from such registration requirements provided by Section 4(2) of the Act and/or Rule 505 of Regulation D under the Act and applicable state laws. Accordingly, the Units and component shares were deemed "restricted securities" and are subject to significant restrictions on transfer.

On June 18, 1997, the officers and directors of the Company exercised the stock options held by them. Options on 616,378 of the 687,500 optioned shares in each of the Company's wholly owned subsidiaries were exercised.

On October 31, 1997, the Company closed the private placement offering. A total of 7,500 units were sold for $7,500. The proceeds were allocated by the Company as follows: $5,000 to the Company and $500 to each of its wholly owned subsidiaries. Offering costs of $1,750 and $175 were incurred by the Company and each of its subsidiaries, respectively.

On November 18, 1997, a stockholder of the Company surrendered 50,000 shares of the Company's $.001 par value common stock back to the Company for no consideration. These shares were cancelled by the Company. Options on 47,416 of the 687,500 optioned shares in each of the Company's wholly owned subsidiaries were also cancelled.

On November 25, 1997, a stockholder of the Company exercised the stock options held by them. Options on 23,706 of the 687,500 optioned shares in each of the Company's wholly owned subsidiaries were exercised.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Preferred Stock
---------------

No shares of preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

1997 Stock Option Plan
----------------------

The Company has adopted a stock option plan (the "CSO Plan") which allows for the issuance of options to purchase up to 1,000,000 shares of stock to employees, officers, directors and consultants of the Company. The CSO Plan is not intended to qualify as an "incentive stock option plan" under Section 422 of the Internal Revenue Code. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan

                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements


administrator. The Company will incur compensation expense to the extent that the market value of the stock at date of grant exceeds the amount the grantee is required to pay for the options. No options have been granted under the CSO Plan to date.

1997 Employee Stock Compensation Plan
-------------------------------------

The Company has adopted an employee stock compensation plan (the "ESC Plan") which allows for the issuance of up to 1,500,000 shares of stock to employees, officers, directors and consultants of the Company. The Company will incur compensation expense to the extent the market value of the stock at date of grant exceeds the amount the employee is required to pay for the stock (if any). The ESC Plan will be administered by the Board of Directors or a committee of directors. No stock has been awarded under the ESC Plan to date.

Note 4 - Income Taxes

There is no provision for income taxes since the Company has incurred net operating losses.

Income taxes at the federal statutory rate is reconciled to the Company's actual income taxes as follows:

                                                                       December 31,
                                                                 ------------------------
                                                                  1998             1997
                                                                 -------          -------

    Federal income tax benefit at statutory rate (15%)           $  (487)         $(1,598)
    State income tax benefit net of federal tax effect              --               --
    Non deductible expense                                          --                945
    Deferred income tax valuation allowance                          487              653
                                                                 -------          -------
                                                                 $  --            $  --
                                                                 =======          =======

The Company's deferred tax assets are as follows:

    Accrued expenses                                             $  --            $  --
    Net operating loss carryforward                                1,140              653
    Valuation allowance                                           (1,140)            (653)
                                                                 -------          -------
                                                                 $  --            $  --
                                                                 =======          =======


At December 31, 1998, the Company has net operating loss carryforwards of $7,601 which may be available to offset future taxable income through 2018.

Note 5 - Related Party Transaction

The Company utilizes office space provided by the President of the Company at no charge.



                             MNS EAGLE EQUITY GROUP, INC.
                             (A Development Stage Company)
                              Balance Sheets (Unaudited)



                                        ASSETS


                                                           September 30,   December 31,
                                                                1999          1998
                                                           -------------   ------------
Current assets:
   Cash                                                      $  1,410        $  3,392
   Due from a related party                                     1,436             --
                                                             --------        --------
                                                                2,846           3,392
                                                             --------        --------

Other assets:
   Investments                                                    175             175
   Organization costs, net                                        215             282
                                                             --------        --------
                                                                  390             457
                                                             --------        --------

                                                             $  3,236        $  3,849
                                                             ========        ========


                         LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:                                         $   --          $   --
                                                             --------        --------

Stockholders' equity:
   Preferred stock; $.001 par value; authorized -
      5,000,000 shares; issued - none                            --              --
   Common stock; $.001 par value; authorized -
      50,000,000 shares; issued and outstanding -
      682,500 shares                                              682             682
   Additional paid-in capital                                  17,068          17,068
   Deficit accumulated during the development stage           (14,514)        (13,901)
                                                             --------        --------
        Total stockholders' equity                              3,236           3,849
                                                             --------        --------

                                                             $  3,236        $  3,849
                                                             ========        ========


         The accompanying notes are an integral part of the financial statements.

                                           F-1




                                           MNS EAGLE EQUITY GROUP, INC.
                                           (A Development Stage Company)
                                       Statements of Operations (Unaudited)


                                                              Nine                 Nine               Feb 28, 1997
                                                           Months Ended        Months Ended          (inception) to
                                                          September 30,        September 30,          September 30,
                                                              1999                 1998                  1999
                                                          -------------        -------------         --------------

Costs and expenses:
   Amortization                                            $      67             $      67             $     230
   General and administrative, related party                     546                 3,154                14,284
                                                           ---------             ---------             ---------

Net loss                                                   $    (613)            $  (3,221)            $ (14,514)
                                                           =========             =========             =========

Loss per common share                                      $   (.001)            $   (.005)
                                                           =========             =========

Weighted average shares outstanding                          682,500               682,500
                                                           =========             =========





               The accompanying notes are an integral part of the financial statements.

                                                  F-2





                                           MNS EAGLE EQUITY GROUP, INC.
                                           (A Development Stage Company)
                             Statements of Changes in Stockholders' Equity (Unaudited)
                        For the Period February 28, 1997 (Inception) to September 30, 1999



                                                                                                          Deficit
                                                          Common Stock                 Additional       Accumulated
                                                   ---------------------------           Paid-in            from
                                                    Shares            Amount             Capital          Inception
                                                   --------          ---------         ----------       ------------

Balances, February 28, 1997 (inception)               --             $   --             $   --            $   --

   Common stock issued for services,
      valued at $.10 per share                     700,000                700              6,300              --

   Common stock issued for cash,
      valued at $.30 per share                      25,000                 25              7,475              --

   Common stock issued for cash, net
      of offering costs of $1,750                    7,500                  7              3,243              --

   Cancellation of common stock                    (50,000)               (50)                50              --

   Net loss for the period                                                                                 (10,654)
                                                  --------           --------           --------          --------
Balances, December 31, 1997                        682,500                682             17,068           (10,654)

   Net loss                                                                                                 (3,247)
                                                  --------           --------           --------          --------
Balances, December 31, 1998                        682,500                682             17,068           (13,901)

   Net loss for the period                                                                                    (613)
                                                  --------           --------           --------          --------
Balances, September 30, 1999                       682,500           $    682           $ 17,068          $(14,514)
                                                  ========           ========           ========          ========




                   The accompanying notes are an integral part of the financial statements.


                                                         F-3




                                           MNS EAGLE EQUITY GROUP, INC.
                                           (A Development Stage Company)
                                       Statements of Cash Flows (Unaudited)


                                                                             Nine            Nine        Feb 28, 1997,
                                                                         Months Ended    Months Ended   (inception) to
                                                                         September 30,   September 30,    September 30,
                                                                             1999            1998            1999
                                                                         -------------   -------------   --------------

Cash flows from operating activities:
   Net loss                                                                $   (613)       $ (3,221)       $(14,514)
   Adjustments to reconcile net loss to net
      cash provided by operating activities:
      Amortization                                                               67              67             230
      Common stock issued for services                                         --              --             6,300
      Changes in assets and liabilities:
        (Increase) decrease in amounts
          due from a related party                                           (1,436)           --            (1,436)
        Increase (decrease) in accounts payable                                --              --              --
        Increase (decrease) in amounts
          due to an officer/stockholder                                        --              --              --
                                                                           --------        --------        --------
       Net cash used in operating activities                                 (1,982)         (3,154)         (9,420)
                                                                           --------        --------        --------

Cash flows from investing activities:
   Organization costs                                                          --              --              (100)
                                                                           --------        --------        --------
       Net cash used in investing activities                                   --              --              (100)
                                                                           --------        --------        --------

Cash flows from financing activities:
   Proceeds from sale of common stock                                          --              --            12,500
   Deferred offering costs                                                     --              --            (1,570)
                                                                           --------        --------        --------
       Net cash provided by financing activities                               --              --            10,930
                                                                           --------        --------        --------

Net increase (decrease) in cash                                              (1,982)         (3,154)          1,410
Cash at beginning of year                                                     3,392           6,550            --
                                                                           --------        --------        --------

Cash at end of period                                                      $  1,410        $  3,396        $  1,410
                                                                           ========        ========        ========



Supplemental disclosure of noncash investing and financing activities:
   Common stock issued for organizational costs                            $   --          $   --          $    345
                                                                           ========        ========        ========
   Common stock issued for deferred offering costs                         $   --          $   --          $    770
                                                                           ========        ========        ========
   Common stock issued for services                                        $   --          $   --          $  6,300
                                                                           ========        ========        ========




                  The accompanying notes are an integral part of the financial statements.


                                                  F-4


                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                    Notes to Financial Statements (Unaudited)


Note 1 - Summary of Significant Accounting Policies

Description of Business
-----------------------

The financial statements presented are those of MNS Eagle Equity Group, Inc., a development stage company (the "Company"). The Company was organized under the laws of the State of Nevada on February 28, 1997. The Company's activities, to date, have been organizational in nature, and have been directed towards the raising of capital and to discussions of potential business combinations. Should the Company eventually engage in a business combination, future consolidated operations of the Company would depend on the operations of the company with which it combines.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Deferred Offering Costs
-----------------------

Costs incurred directly related to the private placement offering are capitalized. Such costs will be offset against the proceeds received from the private placement.

Investments
-----------

Investments are carried at cost.

Organization Costs
------------------

Organization costs are amortized over five years.

Fair Value of Financial Instruments
-----------------------------------

The fair value of the Company's payables due to officers/stockholders is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                    Notes to Financial Statements (Unaudited)


Income Taxes
------------

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Loss Per Common Share
---------------------

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Unaudited Financial Statements
------------------------------

The unaudited financial statements of the Company have been prepared on the accrual basis and includes all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Note 2 - Investments

The Company owns approximately 5% of MNS Eagle Equity Group I, Inc., MNS Eagle Equity Group II, Inc., MNS Eagle Equity Group III, Inc., MNS Eagle Equity Group IV, Inc. and Gallagher Research Corporation. Each of these corporations have similar stockholders as the Company.

The Company will in certain instances advance funds to these entities to cover their operating costs. Such advances are recorded as receivables.

Note 3 - Stockholders' Equity

Common Stock Transactions
-------------------------

On February 28, 1997, the Company issued 700,000 shares of common stock for services and deferred offering costs, valued at $.10 per share. These shares were issued to officers and directors for services rendered prior to incorporation.

On February 28, 1997, the Company issued 25,000 shares of common stock for cash, valued at $.30 per share.

                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                    Notes to Financial Statements (Unaudited)


On April 25, 1997, the Company granted two year options on a pro-rata basis to its officers, directors and stockholders to purchase 687,500 shares of the 725,000 shares that it owned in each of its wholly owned subsidiaries.

The Company offered for sale, at the price of US$1.00 per unit, a total of 100,000 Units. Each Unit consisted of a share of common stock in six different corporations for a total of six shares (6) of stock, including one share of common stock, $.001 par value per share, of MNS Eagle Equity Group, Inc., and one share of common stock, $.001 par value per share, of each of the following corporations organized in the State of Nevada and which were at that time wholly owned subsidiaries of the Company, namely: MNS Eagle Equity Group I, Inc., MNS Eagle Equity Group II, Inc., MNS Eagle Equity Group III, Inc., MNS Eagle Equity Group IV, Inc. and MNS Eagle Equity Group V, Inc. No minimum number of Units had to be sold. The offering was not registered under the Securities Act of 1933, as amended ("Act"), and was offered to qualified investors in reliance upon the exemption from such registration requirements provided by Section 4(2) of the Act and/or Rule 505 of Regulation D under the Act and applicable state laws. Accordingly, the Units and component shares were deemed "restricted securities" and are subject to significant restrictions on transfer.

On June 18, 1997, the officers and directors of the Company exercised the stock options held by them. Options on 616,378 of the 687,500 optioned shares in each of the Company's wholly owned subsidiaries were exercised.

On October 31, 1997, the Company closed the private placement offering. A total of 7,500 units were sold for $7,500. The proceeds were allocated by the Company as follows: $5,000 to the Company and $500 to each of its wholly owned subsidiaries. Offering costs of $1,750 and $175 were incurred by the Company and each of its subsidiaries, respectively.

On November 18, 1997, a stockholder of the Company surrendered 50,000 shares of the Company's $.001 par value common stock back to the Company for no consideration. These shares were cancelled by the Company. Options on 47,416 of the 687,500 optioned shares in each of the Company's wholly owned subsidiaries were also cancelled.

On November 25, 1997, a stockholder of the Company exercised the stock options held by them. Options on 23,706 of the 687,500 optioned shares in each of the Company's wholly owned subsidiaries were exercised.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Preferred Stock
---------------

No shares of preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                    Notes to Financial Statements (Unaudited)


1997 Stock Option Plan
----------------------

The Company has adopted a stock option plan (the "CSO Plan") which allows for the issuance of options to purchase up to 1,000,000 shares of stock to employees, officers, directors and consultants of the Company. The CSO Plan is not intended to qualify as an "incentive stock option plan" under Section 422 of the Internal Revenue Code. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. The Company will incur compensation expense to the extent that the market value of the stock at date of grant exceeds the amount the grantee is required to pay for the options. No options have been granted under the CSO Plan to date.

1997 Employee Stock Compensation Plan
-------------------------------------

The Company has adopted an employee stock compensation plan (the "ESC Plan") which allows for the issuance of up to 1,500,000 shares of stock to employees, officers, directors and consultants of the Company. The Company will incur compensation expense to the extent the market value of the stock at date of grant exceeds the amount the employee is required to pay for the stock (if any). The ESC Plan will be administered by the Board of Directors or a committee of directors. No stock has been awarded under the ESC Plan to date.

Note 4 - Income Taxes

There is no provision for income taxes since the Company has incurred net operating losses.

Income taxes at the federal statutory rate is reconciled to the Company's actual income taxes as follows:


                                                                            September 30,
                                                                     ----------------------------
                                                                        1999             1998
                                                                     -----------      -----------

    Federal income tax benefit at statutory rate (15%)               $       (92)     $      (483)
    State income tax benefit net of federal tax effect                        --               --
    Non deductible expense                                                    --               --
    Deferred income tax valuation allowance                                   92              483
                                                                      ----------       ----------
                                                                     $        --      $        --
                                                                      ==========       ==========

The Company's deferred tax assets are as follows:



                          MNS EAGLE EQUITY GROUP, INC.
                          (A Development Stage Company)
                    Notes to Financial Statements (Unaudited)


                                                                               September 30,
                                                                     ----------------------------
                                                                         1999             1998
                                                                     -----------       ----------

    Accrued expenses                                                 $        --      $        --
    Net operating loss carryforward                                        1,232            1,136
    Valuation allowance                                                   (1,232)          (1,136)
                                                                      ----------       ----------
                                                                     $        --      $        --
                                                                      ==========       ==========

At September 30, 1999, the Company has net operating loss carryforwards of $8,215 which may be available to offset future taxable income through 2019.

Note 5 - Related Party Transaction

The Company utilizes office space provided by the President of the Company at no charge.